April 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jennie Beysolow

Jennifer Lopez Molina

Keira Nakada Angela Lumley

Re:	Optimus Healthcare Services, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed February 14, 2022

File No. 333-261849

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Optimus Healthcare Services, Inc., a Florida corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 8, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1/A filed with the Commission on February 14, 2022 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Prospectus Summary, page 1

1.	We note your disclosure here and on page 7 of the risk factors in response to comment 8, however, it does not appear that you have revised your Summary to highlight your accumulated deficit and the going concern language in your audit report. Please revise accordingly.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Risk Factors, page 8

2.	We note your response to comment 2 and reissue the comment in part. Please address any risks investors should consider in light of Mr. Wiener’s position with regards to VaccinationsRx. Please also update your disclosure in the section “Certain Relationships and Related Party Transactions.” In this regard, we note your revised disclosure that the VaccinationsRx stock purchase agreement was for $350,000. See Item 404(d) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

3.	We note your response to comment 27 and reissue in part. Please revise your risk factor section to disclose any associated risks with the PPP loan, including, but not limited to the risk that all or parts of the loan may not be forgiven, if true.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 25

4.	Please revise to expand your discussion to provide a quantified analysis of the significant drivers behind material changes in your results of operations. For example, for the nine months ended September 30, 2021, you attribute the change in gross profit to the studies in progress at the time and the mix of gross profits on the various studies. However, you note these factors without providing information on the types of studies, why the number has fluctuated or how the gross margin varies between these studies. For each period discussed, please quantify the changes and the impact of changes on the material drivers and discuss the underlying causes for these changes as is relates to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Consolidated Financial Statements, page F-1

5.	We note from your disclosure in note 3 on page F-10 that your financial statements for the period ended September 30, 2021 and December 31, 2020 were restated. Please label your financial statements for the applicable periods as restated in accordance with ASC 250.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

8. Business acquisition, page F-13

6.	You note in your response to comment 14 that the asset test pursuant to Rule 3-05 of Regulation S-X was the most significant at 13.4%. Considering you acquired AdhereRx for $4 6 million and your total assets at December 31, 2020 were $2 0 million, please tell us how you considered the acquisition insignificant under the investment test of Rule 3-05 of Regulation S-X and provide us with your calculations.

Response

The Company acknowledges the Staff’s comment and advises the Staff that at the time of the acquisition of AdhereRx, a review was performed to determine the financial statements required to be provided pursuant to Rule3-05 of Regulation S-X. Pursuant to the related tests, the assets test was the most significant at 13.4%. Therefore, no financial statements or proforma financial information has been provided. The Company’s calculations under Rule 3-05 were as follows:

Asset Test
Total assets of target company		143,934
Total assets per Proforma		1,073,744
			13.40%
Investment test
Shares outstanding		21,038,115
Date of transaction	2.28
Day prior	2.08
2nd day prior	2.08
3rd day prior	2.08
4th day prior	2.08
Average current price		2.12
Current market value		44,600,804
Acquisition price		4,160,000
			9.33%
Significance percentage used			13.40%

Results of Operations, page 25

7.	We have reviewed your response and revised disclosure to comment 15 and 16 noting your original determination of $4,721,772 of goodwill has now been identified as an intangible asset, software development costs, that is being amortized. Please provide us with a detailed discussion of how you considered the guidance in ASC 805-20-25-10 in your determination that goodwill is now an identifiable intangible asset. In addition, it appears that you have valued the software development costs at the residual value of the transaction and not fair value as required under ASC 805-20-30-1. Please clarify or revise.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

8.	We have reviewed your response to comment 17. Per review of section 2.6 of Exhibit 2.3 it appears that 400,000 shares will be held in escrow until a “Holdback Release Event”. Please address the following:

●	Please clarify if the 400,000 shares held back in escrow are the shares that will be issuable upon satisfaction of certain milestones being referenced in your disclosure.

●	Please clarify if the company has identified these shares as contingent consideration under ASC 805-10-20.

●	If the company considers these shares contingent consideration, please tell us how the company has accounted for this shares. Please refer to the guidance in ASC 805-30- 25-6.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended September 30, 2021

7. Reverse merger, page F-13

9.	We have reviewed your response and revised disclosure to comment 13 noting it does not appear to fully address our comment. Please tell us how you accounted for the $425,000 CRAAC loaned that was exchanged for the increase in the CRAAC ownership and cite the specific authoritative accounting literature to support your accounting treatment.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

16. Convertible Notes Payable, page F-16

10.	We have reviewed your response to comment 18 and note your revised disclosure. Please provide us with your calculations and assumption utilized as it relates to the allocation of the proceeds of the convertible debt. Please tell us how this valuation or allocation complies with ASC 470-20-30.

Response

The Company advises the Staff that its calculations and assumption utilized as its relates to the allocation of the proceeds of the convertible debt was as follows:

CALCULATION OF BENEFICIAL CONVERSION FEATURE

Face Value (Also Net Proceeds of Note)	$2,200,000
Conversion Price	$1.00
Indexed Shares	2,200,000	= Face Value / Conversion Price
Market Value of Shares on Note Date	$1.78
BCF Per Share	$0.78	= Market Value - Conversion Price
Beneficial Conversion Feature	$1,716,000	= Indexed Shares * BCF Per Share

WARRANTS VALUED USING BLACK SCHOLES

Model Inputs:
Underlying Price	$1.78
Exercise Price	$1.25
Term to Expiration	2 Years
Volatility	342%
Risk-Free	0.15%

Output:
Fair Value per Share under Black Scholes	$1.78
Indexed Shares	165,000
Fair Value of Warrants	$293,700.00

RELATIVE FAIR VALUES

		%	RFVs

Convertible Debt Fair Value**	$3,916,000.00	54%	1,182,547	Net proceeds
Warrant FV under Black Scholes	$293,700.00	4%	88,691	multiplied by
Common Stock Fair Value	$3,075,589.02	42%	928,761	percentages
	$7,285,289.02	100%	2,200,000.00

**’= Indexed Shares of 2,200,00 * Stock Price of $1.78

Allocation of Proceeds

Convertible Debt
Face Value	$2,200,000
Original Issue Discount	(200,000)
Total Net Proceeds	$2,000,000

Allocation of Proceeds:
Convertible Notes Payable
Beneficial Conversion Feature (Equity)	(982,547)
Common Stock (Equity)	(928,761)
Warrants (Equity)	(88,691)	«« Residual applied to BCF
Net Allocation	$-	Based on RFV calculated above
		Based on RFV calculated above
Debt Discount, Day One	$2,200,000.00

Conclusion of Warrants Achieving Equity Classification

		Warrants	Notes
1.	Settled in unregistered shares.	Yes	(1)
2.	Sufficient authorized/unissued shares	Yes	(2)
3.	Explicit limit on shares deliverable	Yes	(3)
4.	No cash payments for non SEC filings	Yes	(4)
5.	No make-whole provisions	Yes	(5)
6.	No rights higher than those of common	Yes	(6)
7.	No requirement to post collateral	Yes	(7)

Classified in Stockholders’ Equity		Yes

Condition 1—ASC 815-40-25-11 provides contracts must provide for the company to be able to settle the contract in unregistered shares.

The contracts do not require delivery in registered shares. As a result, this criterion is achieved.

Condition 2— The guidance provides the Company must have sufficient authorized shares to settle the contracts after considering all other share-indexed obligations.

The Company has sufficient authorized shares to net share settle the contracts. Accordingly, this criterion is achieved.

Condition 3— The guidance provides the contract must contain an explicit limit on the number of shares necessary to settle the arrangement.

The number of shares are fixed. As a result there are no provisions in the contacts that preclude this criterion from being achieved.

Condition 4—The guidance provides the contract provides that there can be no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There are no such provisions contained in the contracts. Therefore, this criterion is achieved.

Condition 5—The guidance provides that there are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There are no such provisions contained in the contracts. Therefore, this criterion is achieved.

Condition 6—The guidance provides that there can be no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions contained in the contracts. Therefore, this criterion is achieved.

Condition 7—The guidance provides that there can be no requirement in the contract to post collateral at any point or for any reason.

There are no provisions that require the posting of collateral related to the warrants. Accordingly, this criterion is achieved

Report of Independent Registered Public Accounting Firm, page F-19

11.	Please obtain an audit report that includes an explanatory language with regards to the correction of the material misstatements in previously issued financial statements. Refer to paragraph .18 of AS 3101.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

2. Summary of Significant Accounting Policies, page F-24

12.	Please disclose your capitalization policy for your internal-use software, including its useful life over which it is amortized. In addition, tell us how you determined the useful life of the software.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

Notes to Consolidated Financial Statements for the Fiscal Year Ended December 31, 2020 1. Nature of Operations, page F-24

13.	We have reviewed your response to comment 21 noting it did not fully address our comment, therefore it is being reissued. Please address the following:

●	Please tell us how the acquisition of the 51% interest in Clinical Research Alliance Acquisition Corp. by Optimus Healthcare Services, Inc. was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment.

●	We note from the disclosure on page 3 that on November 25, 2020, Clinical Research Alliance Acquisition Corp. acquired 100% of the outstanding equity interests in Clinical Research Alliance, Inc.. Please tell us how this transaction was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

General

14.	We note your response to comment 26 and we reissue the comment in part. Please revise to fully discuss the material effects that COVID-19 has had on your results of performance and operations by expanding and quantifying your disclosure. For example, in addition to the examples stated in the prior comment, you revise to disclose that COVID-19 did impact the number of new trials at CRA that were initiated in 2020 and 2021, however, you do not quantify such impact. Please refer to CF Disclosure Guidance: Topic No. 9, which is available on our website.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements included in the Registration Statement have been updated in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (516) 806-4201 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Marc Wiener
Marc Wiener
Chief Executive Officer